UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TSR, INC.

(Name of Subject Company)

TSR, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

872885207

(CUSIP Number of Class of Securities)

Thomas Salerno

Chief Executive Officer

400 Oser Avenue, Suite 150

Hauppauge, NY 11788

(631) 231-0333

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Lawrence R. Bard, Esq.

Scott D. Museles, Esq.

Shulman Rogers, P.A.

12505 Park Potomac Ave, Suite 600

Potomac, MD 20854

(301) 230-5200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by TSR, Inc., a Delaware corporation (“TSR” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 30, 2024 (the “Filed Schedule 14D-9”).

The Filed Schedule 14D-9 relates to the tender offer by Vienna Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Vienna Parent Corporation, an Indiana corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company, at a purchase price of $13.40 per Share (the “Offer Price”), net to the stockholder in cash, without interest, and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of May 30, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of May 15, 2024, by and among Parent, Purchaser and TSR (as may be amended from time to time, the “Merger Agreement”).

This Amendment is being filed to reflect certain updates to the Filed Schedule 14D-9 as set forth below. Underlined text shows text being added to a referenced disclosure in the Filed Schedule 14D-9 and a line through text shows text being deleted from a referenced disclosure in the Filed Schedule 14D-9. Except as otherwise set forth below, the information in the Filed Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. All page references in the information below are to pages in the Filed Schedule 14D-9, and all capitalized terms used below, unless otherwise defined, shall have the meanings set forth in the Filed Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The first sentence of the second paragraph under the subheading “Merger Agreement” on page 3 of the Filed Schedule 14D-9 is revised to read as follows:

●	“The foregoing summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference ~~do not purport to be complete and~~ are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.”

The first sentence of the second paragraph under the subheading “Confidentiality Agreement” on page 4 of the Filed Schedule 14D-9 is revised to read as follows:

●	“This summary and description of the Confidentiality Agreement ~~does not purport to be complete and~~ is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9, which is incorporated herein by reference.”

The first sentence of the second paragraph under the subheading “Due Diligence and Exclusivity Agreement and Amendments Thereto” on page 4 of the Filed Schedule 14D-9 is revised to read as follows:

●	“This summary and description of the Exclusivity Agreement, First Amendment to the Exclusivity Agreement, Second Amendment to the Exclusivity Agreement, and Third Amendment to the Exclusivity Agreement ~~does not purport to be complete and~~ is qualified in its entirety by reference to the full text of the Exclusivity Agreement, First Amendment to the Exclusivity Agreement, Second Amendment to the Exclusivity Agreement, and Third Amendment to the Exclusivity Agreement, copies of which is filed as Exhibits (e)(5) through (e)(8) to this Schedule 14D-9, which are incorporated herein by reference.”

The first sentence of the final paragraph under the subheading “Tender and Support Agreements” on page 5 of the Filed Schedule 14D-9 is revised to read as follows:

●	“This summary and description of the Tender and Support Agreements ~~does not purport to be complete and~~ is qualified in its entirety by reference to the full text of the Tender and Support Agreements, copies of which are filed as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9 and are incorporated herein by reference.”

Item 4. The Solicitation or Recommendation – Opinion of TSR’s Financial Advisor

The first sentence of the third paragraph under the subheading “General” on page 25 of the Filed Schedule 14D-9 is revised to read as follows:

●	“The foregoing summary ~~does not purport to be a complete description of the analyses performed by Chessiecap in connection with its opinion and~~ is qualified in its entirety by reference to the written opinion of Chessiecap, attached as Annex A to this Schedule 14D-9.”

Item 4. The Solicitation or Recommendation – Certain Unaudited Prospective Financial Information of TSR

The section of the Filed Schedule 14D-9 under the subheading “Certain Unaudited Prospective Financial Information of TSR” on page 26 beginning with the fourth paragraph thereunder through the paragraph following the Projections chart is revised to read as follows:

“The following table presents ~~a summary of~~ the Projections:

FY24 (May 31, 2024)	ACTUAL	ACTUAL	FORECAST	FORECAST	FORECAST
TSR CONSOLIDATED FORECAST	Q1	Q2	Q3	Q4	FY24 TOTAL

REVENUE ($)	22,580,754	21,687,444	19,702,992	20,115,738	84,086,928
COST OF SALES ($)	18,554,043	17,869,383	16,371,878	16,556,683	69,351,987
SELLING, GENERAL & ADMINISTRATIVE EXPENSES ($)	3,251,761	3,185,103	3,368,858	3,096,088	12,901,810
INTEREST INCOME (EXPENSE) ($)	(286)	34,669	27,393	33,000	94,776
LESS NONCONTROLLING INTEREST ($)	24,875	26,643	15,876	20,115	87,509
NET PROFIT BEFORE TAXES ($)	749,789	640,984	-26,227	475,852	1,840,398

FY25 (May 31, 2025)	FORECAST	FORECAST	FORECAST	FORECAST	FORECAST
TSR CONSOLIDATED FORECAST	Q1	Q2	Q3	Q4	FY25 TOTAL

REVENUE ($)	20,734,650	23,863,190	24,252,400	25,513,380	94,363,620
COST OF SALES ($)	16,922,315	19,472,457	20,341,433	21,046,578	77,782,783
SELLING, GENERAL & ADMINISTRATIVE EXPENSES ($)	3,130,005	3,438,037	3,522,189	3,507,861	13,598,092
INTEREST INCOME (EXPENSE) ($)	28,000	28,000	50,000	50,000	156,000
LESS NONCONTROLLING INTEREST ($)	22,683	20,473	10,469	21,394	75,019
NET PROFIT BEFORE TAXES ($)	~~710,330~~ 687,647	~~980,696~~ 960,223	~~438,778~~ 428,309	~~1,008,941~~ 987,547	~~3,138,745~~ 3,063,726	(a)

(a) Still Includes all Public Company Expenses

TSR is ~~summarizing~~ providing the Projections in this Schedule 14D-9 to provide holders of Shares with access to certain non-public, unaudited, risk-adjusted prospective financial information that was prepared for the TSR Board for the purposes described above. TSR makes and has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information, including the Projections.”

Item 8. Additional Information

The second sentence of the second paragraph under the subheading “Appraisal Rights” on page 29 of the Filed Schedule 14D-9 is revised to read as follows:

●	“This summary ~~does not purport to be a complete statement of, and~~ is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TSR, INC.

Dated: June 14, 2024	By:	/s/ Thomas Salerno
		Name:	Thomas Salerno
		Title:	Chief Executive Officer

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